FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for 2006 Fiscal Year Ended February 28, 2007

Annual Gross Revenues Exceed $50,000,000 US

Total Year over Year Revenue Growth 28%

Branded Beverage Gross Revenue Up 96.8% over Last Year

Significant One Time Non-Cash Write-Down of Equipment Value Due to
Plant Consolidation Results in Net Loss of $0.23 US per share

Vancouver, B.C. Canada, May 25, 2007 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for its 2006 fiscal year ended February 28, 2007. All financial amounts denominated in US dollars.

Gross revenue for the year was $50,368,000, versus $39,294,000 in the prior year, an increase of $11,074,000 or 28%. Primarily fueling that growth were the Company’s proprietary and licensed beverage brands, which grew a remarkable 96.8%, year over year. That explosive branded sales growth was in part offset by the Company’s decision during the year to exit some of its co-packing and third party distribution businesses in order to focus on its own brands.

Net loss for the year – after a material one time, non-cash charge - was $3,555,000, or $0.23 per share, versus a net loss of $1,275,000, or $0.08 per share, in fiscal 2005. The most significant impact on reported income was the Company’s decision to write down the value of its plant equipment by $3,169,000 in connection with the consolidation of its two Western Canadian beverage plants into one location in Edmonton, Alberta and the attendant need to continue operating its Vancouver, B.C. plant at less than optimal levels through Q4 to accommodate certain customers. This plant consolidation will result in ongoing annual overhead cost savings of approximately $1,500,000 which will be of particular financial benefit to the Company in upcoming Fall and Winter quarters. More importantly, because of this consolidation the Company is now able to engage third party bottlers to produce its brands closer to its customers across North America. This move is evidenced by its recent establishment of a co-pack facility for TrueBlue® in Iowa.

The Company will record the gain associated with the buyout of its distribution agreement with Hansen Beverage Company in Q1 of its 2007 fiscal year.

Discounts, rebates and slotting fees rose from $2,535,000 in fiscal 2005 to $4,610,000 this past year, an increase of almost 82%. These higher expenditures were directly related to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other proprietary and licensed beverage brands. Non-cash stock based compensation expense for the year was $570,000, up from $296,000 the prior year.

Leading Brands Chairman and CEO Ralph McRae said: “Fiscal 2006 saw us surpass a significant milestone: $50,000,000 in annual gross revenues. It was also the year in which we transitioned from being principally a bottler and distributor of other people’s products to placing our main emphasis on marketing and distributing our own brands. For more than 10 years now we have been expanding our business from its Western Canadian base to one that is capable of serving more than 300 million people across North America. We concurrently developed our own enviable portfolio of healthy, premium beverage brands. Because of that, we no longer need to make periodic adjustments to our line-up or shift our strategy because of the whim of some third party. When we build a brand to preeminent status in its category – as we have done on two recent past occasions with SoBe® and Monster® - we get to reap the sizeable benefits of that achievement.”

Mr. McRae continued: “We are also now in a position to have our company recognized in the capital markets for the strength of both its brands and integrated distribution strategy. That has always been our future; and that future is now. The multiples for the type of company we have become are significantly greater than those we have experienced in the past.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Friday, May 25, 2007, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN: 1-416-850-9143

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO™ Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com

# # #
(tables follow)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(EXPRESSED IN UNITED STATES DOLLARS)

	February 28	February 28
	2007	2006

Gross sales	$50,368,203	$39,293,726
Less: Discounts, rebates and slotting fees	(4,609,878)	(2,534,860)
Net sales	45,758,325	36,758,866

Expenses (Income)
Cost of sales	33,496,213	26,666,072
Selling, general & administration expenses	12,875,096	10,044,862
Depreciation and amortization	930,553	951,509
Interest expense	465,703	343,488
Loss on sale of assets	32,528	26,582
Impairment of property, plant and equipment	3,168,698	-
Other income	(219,761)	-
Total Expenses	50,749,030	38,032,513

Net loss before taxes	(4,990,705)	(1,273,647)
Income tax recovery (expense)	1,436,021	(1,781)
Net loss	(3,554,684)	(1,275,428)

Deficit, beginning of year	(19,010,186)	(17,734,758)

Deficit, end of year	(22,564,870)	(19,010,186)

Earnings (Loss) Per Share
Basic	$(0.23)	$(0.08)
Diluted	$(0.23)	$(0.08)

Weighted average number of shares outstanding	15,788,230	15,063,858